

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Javier Szwarcberg, M.D., MPH
Chief Executive Officer
Spruce Biosciences, Inc.
611 Gateway Boulevard, Suite 740
South San Francisco, CA 94080

       Re: Spruce Biosciences, Inc.
          Registration Statement on Form S-3
          Filed March 16, 2023
          File No. 333-270612

Dear Javier Szwarcberg:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jason Drory at 202-551-8342 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Alexa Smith